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Jupiter Telecommunications Co.,Ltd.
Shiba NBF Tower. 1-1-30, Shiba Daimon,
Minato-ku, Tokyo 105-0012 Japan
TEL.+81-3-6765-8150 FAX.+81-3-6765-8094
http://www.jcom.co.jp/

FORM OF TRANSMITTAL LETTER

Rule 12g3-2(b) File No. 82-34800

August 12, 2004

04036236

RECEIVED
2004 AUG 17 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

SUPPL

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Requirements of Japanese Law
   (a) Amendment Report to Annual Securities Report dated June 30, 2004 [in Japanese] Source of Requirement: Article 24-2-1 of Securities and Exchange Law of Japan.

   (b) Securities Registration Statement dated July 13, 2004: to be filed with the Director of Kanto Local Finance Bureau stating stock options. [in Japanese]

   (c) Securities Registration Statement dated July 26, 2004: to be filed with the Director of Kanto Local Finance Bureau stating capital increase in an amount of JPY 30,000,035 thousand. [in Japanese]

2. Distributed to Shareholders
   (a) Notice of Convocation of the Extraordinary Meeting of Shareholders dated July 26, 2004. [in Japanese]

dlw 8/17

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8150, fax: +81-3-6765-8094).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid air mail envelope and label.

Very truly yours,

K Kobayashi
Vice President
Treasury Department